FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02041002

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

10 June, 2002

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant's name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: June 10, 2002

By: Steven Webb
Steven John Webb
Group Company Secretary and
General Counsel

Exhibits

1. On June 5, 2002, Premier Farnell plc ("the Company") issued a statement, the text of which is attached hereto as Exhibit 1 and incorporated herein by reference, announcing that pursuant to the conversion of Preference Shares into new Ordinary Shares under the special conversion right announced on 17 April 2002 (the "Special Conversion Right"), an application had been made for admission to listing of the new Ordinary Shares by way of a blocklisting of up to 128,552,773 new Ordinary Shares.

2. On June 6, 2002, Premier Farnell plc ("the Company") issued a statement, the text of which is attached hereto as Exhibit 2 and incorporated herein by reference, relating to documents submitted to the UK Listing Authority and available for inspection at the UK Listing Authority's Document Viewing Facility.

3. On June 6, 2002, Premier Farnell plc ("the Company") issued a statement, the text of which is attached hereto as Exhibit 3 and incorporated herein by reference, announcing the results of the first conversion of Preference Shares into new Ordinary Shares under the special conversion right announced on 17 April 2002 (the "Special Conversion Right") and completion of the conditional placing of new Ordinary Shares announced on the same day.

4. On June 6, 2002, Premier Farnell plc ("the Company") issued a statement, the text of which is attached hereto as Exhibit 4 and incorporated herein by reference, notifying the Company of the conversion of preference shares and the disposal of ordinary shares by Mr Morton Mandel, a director of the Company.

Steven Webb

Application for listing

Premier Farnell plc (the "Company") announces that pursuant to the conversion of Preference Shares into new Ordinary Shares under the special conversion right announced on 17 April 2002 (the "Special Conversion Right"), an application has been made for the admission to listing of new Ordinary Shares by way of a blocklisting of up to 128,552,773 new Ordinary Shares.

Following the closure of the first conversion date, the Company has received valid application forms for the conversion of 19,178,812 Preference Shares (representing 68.6% of the total Preference Shares in issue) into 88,222,535 million new Ordinary Shares pursuant to the Special Conversion Right. Subject to the admission to listing of new Ordinary Shares, these new Ordinary Shares will increase the number of Ordinary Shares in issue by 32% to 360.7 million.

The Special Conversion Right, which enables Preference Shareholders to convert their Preference Shares at an enhanced rate, remains open to Preference Shareholders until 26 June 2002 (24 June 2002 for US holders).

Further announcements will be made following each of the conversion dates referred to in the circular posted to shareholders on 18 April 2002.

ENQUIRIES to
Premier Farnell plc
Andrew Fisher) 0870 129 8608
Nicholas Ross)

Financial Dynamics

Richard Mountain 0207 269 7291

Steven Webb

PREMIER FARNELL PLC

Documents submitted to the UK Listing Authority

Copies of the Company's Circular to Shareholders dated 18 April 2002 have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone Number: 020 7676 1000

Premier Farnell plc
5 June 2002

Steven Webb

Preference Share Conversion and Placing of new Ordinary Shares

Premier Farnell plc (the "Company") announces the results of the first conversion of Preference Shares into new Ordinary Shares under the special conversion right announced on 17 April 2002 (the "Special Conversion Right") and completion of the conditional placing of new Ordinary Shares announced on the same day.

The Company has today converted 19 178 812 Preference Shares (representing 68.6% of the total Preference Shares in issue) into 88.2 million new Ordinary Shares pursuant to the Special Conversion Right. These new Ordinary Shares increase the number of Ordinary Shares in issue by 32% to 360.7 million.

The Special Conversion Right, which enables Preference Shareholders to convert their Preference Shares at an enhanced rate, remains open to Preference Shareholders until 26 June 2002 (24 June 2002 for US holders).

Based on an exchange rate of $1.46:£1 and assuming an unchanged dividend of 9.0p for the year on Ordinary Shares, the positive cash flow effect for the Company in this financial year of today's conversion would be approximately £10 million, with a similar impact for future years.

The placing by Cazenove & Co. Ltd of 83,217,201 new Ordinary Shares arising from conversion of Preference Shares and previously announced on 17 April 2002 has also been completed today.

17,780,327 of the Preference Shares converted and sold were formerly held by members of Mr Morton Mandel's family and certain trusts associated or connected with Mr Mandel or his family (the "Mandel Holders"). This leaves the Mandel Holders with a total holding of 310,369 Preference Shares and no Ordinary Shares in the Company.

Mr Mandel is currently non-executive Deputy Chairman of the Company, but will retire from the Board at the Company's Annual General Meeting on 12 June 2002.

Further announcements will be made following each of the conversion dates referred to in the circular posted to shareholders on 18 April 2002.

ENQUIRIES to
Premier Farnell plc
Andrew Fisher) 0870 129 8608
Nicholas Ross)

Financial Dynamics

Richard Mountain 0207 269 7291

Steven Webb

Announcement for 6 June 2002

Notification of conversion of preference shares and disposal of ordinary shares by Company Director

Premier Farnell plc (the "Company") announces that it has today been notified by Mr Morton Mandel, a director of the Company, that 17,724,907 $1.35 cumulative preference shares of £1 each in the Company held by certain trusts of which Mr Mandel is a trustee or which are otherwise associated with Mr Mandel or his family (the "Mandel Holders") were yesterday converted into 81,534,572 ordinary shares in the Company which ordinary shares were then sold for 313 pence. The conversion of the preference shares and sale of the ordinary shares each took place pursuant to the special conversion right and the sale arrangement announced on 17 April 2002 and approved by the shareholders of the Company on May 13, 2002. All preference shares so converted were represented by American depositary receipts ("ADRS").

The conversion and sale referred to above included:

1. the conversion of 14,577,604 preference shares and sale of 67,056,978 ordinary shares on behalf of 935 Partners LP, an Ohio limited partnership of which the Morton L Mandel Revocable Trust and the Joseph C Mandel Revocable Trust are the General Partners;
2. the conversion of 1,103,227 preference shares and sale of 5,074,844 ordinary shares on behalf of the Morton L and Barbara A Mandel Family Foundation, of which Mr Mandel is a trustee;
3. the conversion of 1,484,023 preference shares and sale of 6,826,506 ordinary shares on behalf of the Jack N and Lilyan Mandel Foundation, of which Mr Mandel is a trustee;
4. the conversion of 560,053 preference shares and sale of 2,576,244 ordinary shares on behalf of the Joseph C and Florence Mandel Foundation, of which Mr Mandel is a trustee.

Following these disposals, Mr Mandel has notified the Company that he remains interested in 309,402 preference shares in the Company. Mr Mandel does not have any interests in any ordinary shares in the Company.

Mr Mandel is currently non-executive Deputy Chairman of the Company but will retire from the Board at the Company 's Annual General Meeting on 12 June 2002.

ENQUIRIES to

Premier Farnell plc
Andrew Fisher) 087 129 8608
Nick Ross)

Financial Dynamics
Richard Mountain 0207 269 7291

Steven Webb